UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  2)*

Houston American Energy Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44183U100
(CUSIP Number)

12/31/2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐            Rule 13d-1(c)

☐            Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44183U100

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only).

The TCW Group, Inc., on behalf of the TCW Business Unit
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Nevada corporation
Number of Shares	5.	Sole Voting Power	-0-
Beneficially Owned
by Each Reporting	6.	Shared Voting Power	-0-
Person With
	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.0% (see response to Item 4)
12.	Type of Reporting Person (See Instructions)

HC/CO

Item 1(a).  Name of Issuer:

Houston American Energy Corp.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

801 Travis Street

Suite 1425

Houston, TX 77002

Item 2(a).  Name of Persons Filing:

Item 2(b).  Address of Principal Business Office, or if None, Residence:

Item 2(c).  Citizenship:

The TCW Group, Inc., on behalf of the TCW Business Unit
865 South Figueroa Street
Los Angeles, CA 90017
(Nevada Corporation)

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

44183U100

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(see Item 7)
The TCW Group, Inc., on behalf of the TCW Business Unit

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.  Ownership**

The TCW Group, Inc., on behalf of the Business Unit ***

(a)                                 Amount beneficially owned: none.

(b)                                 Percent of class:   0.0%

(c)                                  Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: none.

(ii)           Shared power to vote or to direct the vote: -0-

(iii)          Sole power to dispose or to direct the disposition of: none.

(iv)          Shared power to dispose or to direct the disposition of: none.

**                                  The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***                           See Exhibit A

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.  See Exhibit A.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2013.

The TCW Group, Inc., on behalf of the
TCW Business Unit

By:	/s/ Linda D. Barker
Linda D. Barker
Authorized Signatory

EXHIBIT A

RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

PART A: TCW ENTITIES

Parent Holding Company:

The TCW Group, Inc.

Relevant Subsidiaries that are persons described in Rule 13d-1(b):

This Schedule 13G is being filed by the TCW Group, Inc., a Nevada corporation (“TCW”), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit” or the “Reporting Person”).  The TCW Business Unit is primarily engaged in the provision of investment management services.

As of December 31, 2012, the TCW Business Unit was independently operated and its ultimate parent was Société Générale, S.A., (“SG”).  As of February 6, 2013, the TCW Business Unit is majority owned by investment funds affiliated with The Carlyle Group.  As such, SG (as of December 31, 2012) and entities affiliated with The Carlyle Group (for periods after February 6, 2013) may be deemed to share beneficial ownership the securities reported herein.  Furthermore, entities affiliated with each of SG and The Carlyle Group may beneficially own shares of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported herein.  The TCW Business Unit is or was managed separately and operated independently from SG (as of December 31, 2012) and The Carlyle Group (for periods after February 6, 2013), respectively, and information barriers are in place between the TCW Business Unit and The Carlyle Group.  Therefore, in accordance with Rule 13d-4 under the Exchange Act, each of SG and The Carlyle Group disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person and the Reporting Person disclaims beneficial ownership of any Shares which may be owned by SG or The Carlyle Group.

A-1